NYSE-AMEX, TSX Symbol: NG	News Release	TSX Venture Symbol: CPY

NovaGold and Copper Canyon Agree to Plan of Arrangement Transaction

March 7, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) (“NovaGold”) and Copper Canyon Resources Ltd. (TSX-V: CPY) (“Copper Canyon”) announced today that they have entered into a binding letter agreement providing for NovaGold to acquire all of the outstanding common shares of Copper Canyon by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

Under the Arrangement, Copper Canyon shareholders will receive common shares of NovaGold on the basis of 0.0735 of a NovaGold common share for each common share of Copper Canyon, plus one common share of a newly incorporated company (“SpinCo”) for every four Copper Canyon common shares. SpinCo will hold substantially all of Copper Canyon’s assets other than certain cash and Copper Canyon’s 40% joint venture interest in the Copper Canyon copper-gold-silver property.

The NovaGold share consideration being offered represents an effective purchase price of C$1.05 per Copper Canyon common share based on the 20-day volume-weighted average price of NovaGold common shares on the Toronto Stock Exchange (“TSX”) for the period ending March 4, 2011. The NovaGold share consideration being offered represents a 28.7% premium to the 20-day volume-weighted average price of Copper Canyon common shares on the TSX Venture Exchange (“TSX-V”) ending March 4, 2011 and a 150.0% premium based on the closing price of the Copper Canyon common shares on the TSX-V on December 17, 2010, the last trading day prior to NovaGold’s announcement of its intention to make an offer for Copper Canyon.

The boards of directors of both NovaGold and Copper Canyon have unanimously approved the transaction. The board of directors of Copper Canyon, acting on the recommendation of its special committee of independent directors, after consultation with Copper Canyon’s financial and legal advisors, has determined that the transaction is fair and in the best interests of Copper Canyon and its shareholders. Primary Capital Inc. has provided a fairness opinion to the Copper Canyon board advising that the transaction is fair, from a financial perspective, to the Copper Canyon shareholders other than NovaGold. Copper Canyon’s board of directors unanimously recommends that Copper Canyon shareholders vote in favor of the proposed Arrangement.

“We are pleased to have reached agreement with Copper Canyon on a proposed transaction,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “We believe the acquisition of Copper Canyon shares in accordance with the Arrangement will benefit the shareholders of both NovaGold and Copper Canyon.”

Tim Termuende, Copper Canyon’s President and CEO, commented: “We are very pleased with the outcome of our negotiations with NovaGold. In addition, the creation of a new exploration company gives Copper Canyon shareholders the ability to participate in additional growth opportunities during a robust bull market commodities cycle.”

Summary of the Transaction

While the letter agreement is binding, it contemplates the execution of definitive agreements and the completion of the Arrangement is subject to various other conditions, including approval of Copper Canyon securityholders, approval of the Arrangement by the Alberta court, regulatory approvals including the approval of the TSX and TSX-V and customary closing conditions for a transaction of this nature. NovaGold has agreed to allow its offer to Copper Canyon shareholders dated January 18, 2011 to expire, and both NovaGold and Copper Canyon have agreed to withdraw their respective applications to the British Columbia Securities Commission (“BCSC”) and cancel the BCSC hearing scheduled for March 10, 2011. Under the terms of the letter agreement, Copper Canyon has agreed to hold in abeyance its Notice of Civil Claim against NovaGold and NovaGold Canada Inc. filed March 1, 2011 in the British Columbia Supreme Court and has agreed to dismiss the Notice of Civil Claim upon completion of the Arrangement or in the event the Arrangement Agreement is terminated in certain circumstances.

Under the terms of the letter agreement, Copper Canyon has also agreed that it will not solicit or otherwise participate in any discussions regarding any merger or other business combination or sale of its common shares or material assets until a definitive agreement has been entered into or the letter agreement is terminated in accordance with its terms. NovaGold and Copper Canyon have agreed to work diligently and in good faith to sign definitive agreements as soon as is practicable.

The definitive agreements will contain customary representations, warranties and covenants for transactions of this type, but will not provide for a due diligence review of Copper Canyon by NovaGold. The Arrangement Agreement will provide for a C$2,000,000 break fee which would be payable by Copper Canyon to NovaGold in certain customary events such as withdrawal by the Copper Canyon board of directors of support for the Arrangement, if the Copper Canyon board of directors accepts or recommends an alternative transaction, if Copper Canyon enters into an alternative transaction within 12 months of termination of the Arrangement, if Copper Canyon breaches certain non-solicitation covenants or if Copper Canyon fails to timely convene a securityholders’ meeting to consider the Arrangement. Each of the directors and officers of Copper Canyon have entered into, or are expected to enter into, voting support agreements with NovaGold under which they will agree to vote in favor of the Arrangement. In addition, Copper Canyon has agreed to use commercially reasonable efforts to have certain shareholders enter into voting support agreements.

SpinCo and Related Transactions

Upon entering into the definitive agreements, NovaGold will make available to Copper Canyon a loan of up to C$0.5 million (the “NovaGold Loan”) to be advanced to Copper Canyon to pay for operating expenses (but not for transaction expenses).

At the effective time of the Arrangement, Copper Canyon will transfer to SpinCo substantially all of Copper Canyon’s assets other than certain cash and its 40% interest in the Copper Canyon property. This includes its interests in the Harrison Lake (Abo) Gold Property, the Severance Project and the Kiwi Project (collectively, the “Transferred Exploration Properties”) as well as all share positions in other companies held by Copper Canyon, including 50,000 common shares of NovaGold and any other related information, data and contracts. SpinCo will assume the associated liabilities of the Transferred Exploration Properties as well as the outstanding balance under the NovaGold Loan.

At or immediately prior to the effective time of the Arrangement, NovaGold will subscribe for common shares of Copper Canyon, for an aggregate subscription price of C$2.5 million less the outstanding balance of the NovaGold Loan. This cash amount will be transferred by Copper Canyon to SpinCo. Immediately following the effective time, NovaGold will own, directly or indirectly, 9.9% of the issued and outstanding shares of SpinCo.

Full details of the transaction will be included in an information circular to be mailed to Copper Canyon shareholders in accordance with applicable securities laws. The transaction is expected to close in May 2011.

Advisors and Counsel

NovaGold’s financial advisor is TD Securities Inc. Its legal advisors are Blake, Cassels & Graydon LLP in Canada and Dorsey & Whitney LLP in the United States. Copper Canyon’s financial advisor is Primary Capital Inc. McLeod & Company acted as counsel, and Fraser Milner Casgrain LLP acted as special counsel to Copper Canyon.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contacts

Rhylin Bailie	Elaine Sanders
Director, Communications & Investor Relations	VP & Chief Financial Officer

604-669-6227 or 1-866-669-6227

About Copper Canyon

Copper Canyon was created by way of a plan of arrangement on June 9, 2006. Shareholders of Eagle Plains Resources Ltd. (TSX-V: EPL) approved the plan of arrangement to reorganize the company’s mineral property assets in an effort to maximize shareholder value. Under the terms of the plan of arrangement, three of Eagle Plain’s projects: Copper Canyon, Severance and Abo (Harrison) Gold, were transferred into Copper Canyon.

Copper Canyon Contact

Mike Labach
Investor Relations Manager

1-866 HUNT ORE (486-8673)

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the business combination with Copper Canyon, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainty as to the completion of the business combination with Copper Canyon in accordance with the terms and conditions of the definitive agreements; the accuracy of management’s assessment of the effects of the successful completion of the Arrangement; the timing and prospects for Copper Canyon shareholder acceptance of the Arrangement and the implementation thereof; the satisfaction of any conditions to an Arrangement; uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with NovaGold in the exploration and development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.